SUB-ITEM 77D: Policies with respect to security investments Effective May 1, 2002, the portfolio's investment policy was changed to reflect a change in law, as follows:
Under normal market conditions, the portfolio will invest at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of issuers from at least three foreign countries.
The portfolio may invest up to 20% of its net assets, plus any borrowings for investment purposes, in debt securities, including up to 5% of net assets in non-investment grade debt securities.